SECOND AMENDMENT AND JOINDER TO THE REGISTRATION RIGHTS AGREEMENT THIS SECOND AMENDMENT TO THE REGISTRATION RIGHTS AGREEMENT, dated as of June 16, 2023 (this “Second Amendment”) is entered into among TELUS International (Cda) Inc. (the “Corporation”) and the Holders party to that certain registration rights agreement with the Corporation, dated February 5, 2021, as amended by the amendment thereto dated January 3, 2023 (the “Registration Rights Agreement”) and TELUS Corporation. All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Registration Rights Agreement. WHEREAS, the Corporation and the Holders wish to provide TELUS Corporation the same rights under the Registration Rights Agreement as TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd. 1276435 B.C. Ltd. and 1276436 B.C. Ltd. (collectively, the “TELUS Entities”), subject to the same obligations and the terms and conditions of the Registration Rights Agreement; NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows: Section 2. Amendments to Registration Rights Agreement. The Registration Rights Agreement is hereby amended as follows: (a) Definitions. The following definition included in Section 1.1 of the Registration Rights Agreement is hereby amended by amending and restating the definition as follows: “TELUS” means TELUS Corporation, TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd. 1276435 B.C. Ltd. 1276436 B.C. Ltd. and any of their Permitted Holders in accordance with Article 7 and its and their respective successors and assigns. Section 3. TELUS Corporation, by its and the Corporation’s signature below, becomes a Holder under the Registration Rights Agreement with the same force and effect as if it were originally named therein and TELUS Corporation, the Corporation and the Holders hereby agree that all the terms and provisions of the Registration Rights Agreement, and the rights thereunder, shall be applicable to TELUS Corporation to the same extent as they are applicable to the TELUS Entities. The Registration Rights Agreement is hereby incorporated herein by reference. Section 4. Further Assurances. Each Party shall provide such further documents or instruments required by any other Party as may be necessary or desirable to effect the purpose of this Second Amendment and carry out its provisions.

Section 5. Amendments and Waiver. This Second Amendment (and the Registration Rights Agreement) may be amended, modified, extended or terminated, and the provisions hereof may be waived, only by an agreement in writing signed by the Corporation, TELUS, BPEA, Puritt and the Investors for so long as such Holders hold Registrable Securities. In addition, each Party hereto may waive any right hereunder by an instrument in writing signed by such Party. Each such amendment, modification, extension, termination and waiver shall be binding upon each Holder. Section 6. Entire Agreement. This Second Amendment, along with the Registration Rights Agreement (and with respect to the Corporation, TELUS and BPEA, the Shareholders’ Agreement) constitute the entire agreement between the Parties with respect to the matters contemplated by this Second Amendment and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Second Amendment, except as specifically set forth in this Second Amendment (and Registration Rights Agreement and, with respect to the Corporation, TELUS and BPEA, the Shareholders’ Agreement). The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Second Amendment. Section 7. Severability. If any provision of this Second Amendment is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Second Amendment and the remaining provisions will remain in full force and effect. Section 8. Governing Law. (1) This Second Amendment is governed by, and will be interpreted and construed in accordance with, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. (2) Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Section 9. Remedies The Parties hereto shall have all remedies available at law, in equity or otherwise in the event of any breach or threatened breach or violation of this Second Amendment or any default hereunder by a party. The Parties acknowledge and agree that any breach of this Second Amendment shall cause the other non-breaching Parties irreparable harm, and that in addition to any other remedies which may be available, each of the Parties hereto will be entitled, without the posting of bond, to specific performance of the obligations of the other Parties hereto and, in addition, to such other equitable or injunctive remedies (including preliminary or temporary relief or injunctions) as may be appropriate in the circumstances. Section 10. Counterparts This Second Amendment may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Second Amendment. [signature pages follow]

[Signature Page to Amendment to Registration Rights Agreement] IN WITNESS WHEREOF the Parties have executed this Second Amendment. TELUS CORPORATION By: “Doug French”_____________________ Name: Doug French Title: EVP & Chief Financial Officer TELUS COMMUNICATIONS INC. By: “Doug French”_____________________ Name: Doug French Title: EVP & Chief Financial Officer TELUS INTERNATIONAL HOLDING INC. By: “Doug French”_____________________ Name: Doug French Title: Chief Financial Officer 1276431 B.C. LTD. By: “Doug French”_____________________ Name: Doug French Title: Chief Financial Officer 1276433 B.C. LTD. By: “Doug French”_____________________ Name: Doug French Title: Chief Financial Officer 1276435 B.C. LTD. By: “Doug French”_____________________ Name: Doug French Title: Chief Financial Officer 1276436 B.C. LTD. By: “Doug French”_____________________ Name: Doug French Title: Chief Financial Officer

[Signature Page to Amendment to Registration Rights Agreement] RIEL B.V. By: “T. Bogaards” “G.J. van Spall” Proxy Holder A Proxy Holder A Name: Vistra Management Services (Netherlands) B.V. Title: Director A By: “G.J. van Spall”______________________ Name: G.J. van Spall Title: Director B TELUS INTERNATIONAL (CDA) INC. By: “Michel Belec”________________________ Name: Michel Belec Title: Chief Legal Officer JEFFREY PURITT “Jeffrey Puritt”___________________________

[Signature Page to Amendment to Registration Rights Agreement] INSIGNIA WT HOLDINGS, LLC By: “Tony Broglio”_________________________ Name: Tony Broglio Title: President

[Signature Page to Amendment to Registration Rights Agreement] NEW WT PARENT, INC. By: “Tobias Dengel”________________________ Name: Tobias Dengel Title: President TIDY MAN, LLC By: “Matt Dopkiss”_________________________ Name: Matt Dopkiss Title: Member WOLF & SHIELD, LLC By: “Michael Colombo”_____________________ Name: Michael Colombo Title: CEO JOHAN AURIK By: “Johan Aurik”______________________ MARCUS EAST By: “Marcus East”_________________________ CHRISTIAN FRANCO By: “Christian Franco”______________________ LANDO KRAVETZ By: “Lando Kravetz”______________________ ATRI MICHAEL SIGNER By: “Atri Michael Signer”____________________

[Signature Page to Amendment to Registration Rights Agreement] ABBY COOK By: “Abby Cook”_________________________ BLAKE SIRACH By: “Blake Sirach”________________________ CHRISTY PHILLIPS By: “Christy Phillips”_______________________ MIKE MOORE By: “Mike Moore”_________________________ TOBIAS A. DENGEL TRUST U/D/T DATED SEPTEMBER 27, 2007 By: “Tobias Dengel”________________________ Name: Tobias Dengel Title: President WILL MAYO By: “Will Mayo”___________________________ JAMIE TIMM By: “Jamie Timm”__________________________ _